VSE Corporation
2550 Huntington Avenue
Alexandria, VA  22303
                                                                June 14, 2005


BY EDGAR AND FEDERAL EXPRESS
____________________________

John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

	Re: Form 10-K/A for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005 File No. 0-03676

Dear Mr. Cash:

Set forth below are the responses to the comments of the Commission staff set forth in your letter dated June 3, 2005 regarding the (a) Form 10-K/A for the fiscal year ended December 31, 2004 (File No. 000-03676) filed by VSE Corporation ("VSE") with the Commission on May 6, 2005 (the "2004 Form 10-K/A") and (b) the Form 10-Q for the fiscal quarter ended March 31, 2005 (File No. 000-03676) filed by VSE with the Commission on April 27, 2005. To aid the staff's review, I have repeated the staff's comments followed by VSE's responses.

     Form 10-K/A for the Fiscal Year Ended December 31, 2004.
     --------------------------------------------------------

     General
     -------

     1. Please re-file your Form 10-K/A to include your section 302 certifications.

     In response to this comment, VSE refiled today with the Commission VSE's 2004 Form 10-K/A to include the required Section 302 certifications. A copy of such filing is enclosed herewith.

     Form 10-Q for Fiscal Quarter ended March 31, 2005.
     --------------------------------------------------

     Item 4.  Controls and Procedures, page 23.
     ------------------------------------------

     2. We note your disclosure that "the Company's disclosure controls and procedures are effective as of March 31, 2005 to ensure that information required to be disclosed by the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure." Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e) for guidance. Alternatively, you may revise your filing to state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rule 13a-15(e).

     In response to this comment, VSE filed a Form 10-Q/A for the fiscal quarter ended March 31, 2005, with the Commission on the date hereof. A copy of such filing is enclosed.

     If you have any questions regarding this response, please contact me at
(703) 329-4263.

						Sincerely,

						/s/ Thomas R. Loftus

						Thomas R. Loftus
						Senior Vice President and
						Chief Financial Officer

Enclosure:  VSE Corporation Form 10-K/A
            for the fiscal year ended December 31, 2004
            VSE Corporation Form 10-Q/A
            for the fiscal quarter ended March 31, 2005